May 10, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (952)945-9433

Philip J. Myers
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

Re:	American Church Mortgage Company
	Form 10-K for the year ended December 31, 2004
      File No. 33-87570

Dear Mr. Myers:

We have reviewed your response letter dated April 22, 2005 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Bond Portfolio, page F-8

1. We have considered your response to our prior comment 2. Based on your response it is unclear whether you have calculated the fair value of your bond portfolio as of year end. In a supplemental response to us, tell us the fair value of your bond portfolio at year end and how closely that approximates amortized cost. Include in your response a description of the methodology used by the Company to calculate the fair value and any significant assumptions used. Reference is made to paragraphs 110 and 111 of SFAS 115 and FASB Concepts Statement 7.


Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 551-3438 or me at
(202) 551-3498.

      Sincerely,



							Linda van Doorn
      Senior Assistant Chief Accountant
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American Church Mortgage Company
May 10, 2005



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